1-15106

02032593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E.
4-16-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 16, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐

No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date April 16, 2002

By: Luciana Bastos de Freitas Rachid
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

A Publicly Listed Company

RELEVANT FACT

Petróleo Brasileiro S.A., - Petrobras, in the light of information in today's press and market rumor, announces to its shareholders and to the market in general that:

1) For the past two years Petrobras has been analyzing whether or not to de-list its subsidiary Petrobras Distribuidora S.A.;

2) After Law N° 10303/01 was recently enacted, Petrobras hired the services of Banco BBA Creditanstalt, with a view to re-analyzing the question in depth;

3) If this analysis concludes that de-listing is legally possible and that the rights and interests of shareholders of both companies can be preserved, Petrobras' Board of Directors and Executive Board will re-examine the matter. Any decision will be the subject of a new Announcement to the Market, pursuant to the terms of sub-section VI of article 2 of CVM Instruction N° 358 of January 3 2002;

It should be made clear that Petrobras has never entertained the possibility of incorporating this subsidiary.

Rio de Janeiro, April 16 2002.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

João P. Nogueira Batista
CFO and Investor Relations Director